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                              Consulting Agreement
                              --------------------

     THIS AGREEMENT is made and entered into as of _____________, 1997, among William Spell ("Consultant"), Peerless Chain Company, a Minnesota corporation ("Subsidiary") and Peerless Industrial Group, Inc., a Minnesota corporation (the "Company").

                                   RECITALS:
                                   --------

     A. Consultant has been employed as Chief Executive Officer of the Company prior to the Company's merger (the "Merger") with R-B Acquisition Corporation (the "Purchaser").

     B. Pursuant to an Agreement and Plan of Merger dated as of April __, 1997 (the "Merger Agreement"), R-B Acquisition Corporation (the "Purchaser") has acquired a majority of the outstanding shares of the Company, and has been merged with and into the Company with the Company being the surviving corporation;

     C.  The Company is the sole shareholder of Subsidiary.

     D. In connection with the transactions contemplated by the Merger Agreement, Consultant's employment with the Company has terminated.

     E. Consultant has valuable knowledge relating to the business of the Company and Subsidiary and the industries in which they are engaged.

     F. The Company and Subsidiary desire to retain Consultant's services as a consultant for a period after his termination of employment and Consultant desires to provide such services.

     NOW, THEREFORE, the parties agree as follows:

     1. Consulting Term. Subject to the terms and conditions of this Agreement, the Company and Subsidiary hereby retain the services of Consultant as a consultant for the period beginning at the Effective Time of the Merger and ending on the second anniversary thereof (the "Consulting Term") and Consultant hereby agrees to render consulting services to the Company and Subsidiary during the Consulting Term in accordance with this Agreement.

     2. Consulting Services. Consultant agrees that, during the Consulting Term, he shall provide such consulting services relating to the business and operations of Company, Subsidiary, their employees and/or the chain and cordage industry as may be reasonably requested from time to time by the Company, on reasonable notice to Consultant (collectively "Consulting Services"); provided, however, that, in no event shall Consultant be required to devote more than 40 hours during any month to the
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performance of Consulting Services hereunder.  Subject to the foregoing provisions of this Section 2 and the provisions of Section 6, nothing in this Agreement shall preclude Consultant from performing services for persons or entities other than the Company and Subsidiary during the Consulting Term or thereafter. Consultant shall perform the Consulting Services only as requested by the Company, and shall make no contact with Subsidiary or its employees except as authorized by the Company.

     3. Payments. In consideration of the Consulting Services to be performed by him during Consulting Term, the Company and Subsidiary, jointly and severally, shall pay or provide to Consultant (a) within seven days after the execution of this Agreement, the sum of $120,000, and thereafter, (b) the sum of $25,000 per quarter for the first four quarters of this Agreement, payable quarterly in arrears, and (c) $22,500 per quarter for the second four quarters of this Agreement, payable quarterly in arrears. The Company and Subsidiary, jointly and severally, shall also reimburse Consultant for all expenses incurred by Consultant with the prior approval of the Company in connection with the performance of the Consulting Services.

     4. Assistance with Claims. Without limiting the generality of Consultant's obligation to provide the Consulting Services described in Section 2, Consultant further agrees that during the Consulting Term, at the request of the Company, he will assist the Company and any of its affiliates (including Subsidiary) in the defense of any third-party claims that have been or may be made against the Company or any of its affiliates (including Subsidiary), and will assist the Company and any of its affiliates (including Subsidiary) in the prosecution of any claims that may be made by the Company or any of its affiliates (including Subsidiary). Consultant agrees, unless precluded by law, to promptly inform the Company if he is asked to participate (or otherwise become involved) in any lawsuits involving such claims that may be filed against the Company or any of its affiliates (including Subsidiary). Consultant also agrees, unless precluded by law, to promptly inform the Company if he is asked to assist in any investigation of the Company or any of its affiliates (including Subsidiary), or their actions, that may relate to services performed by Consultant for the Company or any of its affiliates (including Subsidiary), regardless of whether a lawsuit has then been filed against the Company or any of its affiliates with respect to such investigation. The Company and Subsidiary, jointly and severally, agree to reimburse Consultant for all of his reasonable out-of-pocket expenses associated with such assistance, including travel expenses.

     5. Confidential Information. Except as may be required by the lawful order of a court or agency of competent jurisdiction, or except to the extent that Consultant has express authorization from

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the Company, Consultant agrees that he will keep secret and confidential indefinitely, will not disclose, either directly or indirectly, to any other person, firm, or business entity, and will not use in any way, any non-public information concerning the Company, Subsidiary and their affiliates which was acquired by or disclosed to him during the course of his employment with the Company or Subsidiary or his performance of Consulting Services, including, without limitation, the Company's, Subsidiary's and their affiliates' customers, products, equipment, processes, costs, operations and methods, whether past, current, or planned, as well as knowledge and data relating to processes, business plans (including, without limitation, prospective acquisitions), marketing and sales information originated, owned, controlled or possessed by the Company, Subsidiary or their affiliates. Nothing in the foregoing provisions of this Section 5 shall be construed so as to prevent Consultant from using, in connection with his employment for himself, for an employer (or other recipient of his services), or otherwise, knowledge which was acquired by him during the course of his employment or other engagement by the Company or Subsidiary and which is generally known to persons of his experience in other companies in the same industry.

     6. Non-competition. Consultant agrees that during the Consulting Term, he will not directly or indirectly assist, perform services for or have any equity interest in, any competitor of the Company, Subsidiary or their affiliates, whether as an employee, officer, director, agent, security holder, creditor, consultant or otherwise.

     7. Amendment. This Agreement may be amended or canceled only by mutual agreement of the parties in writing. No person, other than the parties hereto, shall have any rights under or interest in this Agreement or the subject matter hereof.

     8. Death of Consultant; Change in Control. If Consultant shall die during the Consulting Term, the Company and Subsidiary, jointly and severally, shall pay to Consultant's estate the quarterly payment for the quarter in which such death occurs and upon such payment this Agreement shall terminate. If a Change of Control (as defined below) shall occur, the obligations of Consultant to provide the Consulting Services shall cease, and all amounts that would have been payable to Consultant over the remainder of the Consulting Term shall become immediately due and payable. As used herein, a "Change of Control" shall mean any one or more of the following: (a) the Company shall be a party to any merger or consolidation in which the Company (or an entity which is, immediately following the Effective Time, an affiliate of the Company) is not the surviving entity, or (b) any person or entity (other than an entity which is, immediately following the Effective Time, an affiliate of the Company), shall acquire, directly or indirectly, beneficial ownership of common stock of the Company or

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Subsidiary having the power to elect a majority of the board of directors of the
Company or Subsidiary, or (c) the Company or Subsidiary shall sell all or substantially all of its assets in any transaction or series of related transactions.

     9. Remedies. Consultant acknowledges that the Company and Subsidiary would be irreparably injured by his violation of this Agreement, and he agrees that the Company and Subsidiary , in addition to any other remedies available to them for such breach or threatened breach, shall be entitled to a preliminary injunction, temporary restraining order, or other equivalent relief, restraining Consultant from any actual or threatened breach of this Agreement.

     10. Withholding. To the extent required by applicable law, all amounts otherwise payable under the Agreement shall be subject to withholding and other employment taxes.

     11. Waiver of Breach. The waiver by Consultant or the Company and Subsidiary of a breach of any provision of this Agreement shall not operate as or be deemed a waiver by the non-breaching party of any subsequent breach. Continuation of payments hereunder by the Company and Subsidiary following a breach by Consultant of any provision of this Agreement shall not preclude the Company and Subsidiary from thereafter exercising any right that it may otherwise independently have to terminate said payments based upon the same violation.

     12. Severability. The invalidity or unenforceability of any provision of this Agreement will not affect the validity or enforceability of any other provision of this Agreement, and this Agreement will be construed as if such invalid or unenforceable provision were omitted (but only to the extent that such provision cannot be appropriately reformed or modified).

     13. Notices. All notices hereunder shall be in writing and shall be deemed sufficiently given if personally delivered, sent by registered or certified mail, postage prepaid, sent by overnight courier or facsimile, at such addresses as the parties may from time to time provide to each other.

     14. Governing Law. This Agreement shall be construed in accordance with the laws of the State of Minnesota, without regard to the conflict of law provisions of any state.

     15. Counterparts. This Agreement may be executed in more than one counterpart, but all of which together will constitute one and the same agreement.

     16. Other Agreements. Except as otherwise specifically provided in this Agreement, this instrument constitutes the entire

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agreement between Consultant and Subsidiary or the Company relating to the subject matter hereof and supersedes all prior agreements and understandings between the parties relating to the subject matter hereof, whether written or oral. Consultant represents and warrants to the Company and Subsidiary that all employment agreements that may have been made by and between Consultant and the Company, Subsidiary or their predecessors or affiliates (collectively, the "Prior Agreements") have been terminated and that Consultant is not entitled to any further payment or benefit thereunder.

     19. Release of Other Claims. Except for a claim based upon a breach of this Agreement, Consultant, on behalf of himself and his heirs, representatives, agents, and insurers (hereinafter the "Releasors") releases and forever discharges the Company and Subsidiary, their current and former officers, directors, trustees, members, representatives, agents, employees, and insurers, and their affiliates, and their respective officers, directors, representatives, agents, employees, and insurers (hereinafter collectively and individually the "Releasees") from any and all rights, claims, demands, debts, dues, sums of money, accounts, attorneys' fees, complaints, judgments, executions, actions and causes of action of any nature whatsoever, cognizable at law or equity, known or unknown (sometimes referred to herein as "Claims") which Consultant (or the other Releasors may have) now has or claims, or might hereafter have or claim, against the Releasees based upon or arising out of any matter or thing whatsoever, through the date of this Agreement; provided, that the foregoing shall not limit the right of Consultant to the same indemnifications that are provided under the Merger Agreement to other former officers of the Company.

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     IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first set forth above.


                              PEERLESS INDUSTRIAL GROUP, INC.

                              By __________________________
                              Its__________________________


                              PEERLESS CHAIN COMPANY


                              By ___________________________
                              Its___________________________


                              WILLIAM SPELL

                              _____________________________
                                    William Spell

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